Exhibit 2.5

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

     AMENDMENT NO. 1 (the “Amendment”), dated as of July 16, 2003, by and among Hughes Electronics Corporation, a Delaware corporation (“Hughes”), The News Corporation Limited, an Australia corporation (the “Purchaser”), and GMH Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to the Agreement and Plan of Merger, dated as of April 9, 2003 (the “Merger Agreement”), by and among Purchaser, Hughes and Merger Sub.

     WHEREAS, the parties hereto desire to enter into this Amendment so as to make certain modifications to the Merger Agreement;

     WHEREAS, Section 4.1 of the Merger Agreement permits the Purchaser, Hughes and Merger Sub to amend the Merger Agreement only by a written instrument signed on behalf of each of the parties to the Merger Agreement; and

     WHEREAS, the Purchaser, Hughes and Merger Sub have approved this Amendment and deem it advisable and in the best interests of their respective companies and stockholders to enter into this Amendment;

     NOW, THEREFORE, for good and valuable consideration and in consideration of the respective representations, warranties, covenants and agreements set forth in the Merger Agreement, the parties agree as follows:

ARTICLE I

AMENDMENT

               Section 1.1 Amendments to Merger Agreement. Upon execution hereof, the Merger Agreement shall be amended as follows:

               (a)  A new Section 1.7(h) shall be added to the Merger Agreement, to read as follows:

“(h) Election. Notwithstanding Section 1.7(a) above, each holder of Hughes Common Stock may elect, prior to the Merger Effective Time, in accordance with one of the methodologies described in Exhibit B hereto, in lieu of having each share of Hughes Common Stock owned by such holder converted in part into Surviving Corporation Stock Consideration and in part into the right to receive Purchaser Consideration as provided in Section 1.7(a) above, to have some of such holder’s shares converted into Surviving Corporation Stock Consideration and some of such holder’s shares converted into the right to receive Purchaser Consideration so long as, after giving effect to such election, such holder receives in the Merger exactly the same aggregate number of shares of Surviving Corporation Common Stock and the aggregate amount of Purchaser Consideration as such holder would have received pursuant to Section 1.7(a) above for the aggregate shares of Hughes Common Stock owned by such holder had such holder not made such election. In furtherance of the foregoing, for each holder who timely exercises such election and who complies with the procedures specified by Hughes and the Surviving Corporation in accordance with Section 1.8, such holder’s shares shall be converted into Surviving Corporation Stock Consideration and the right to receive Purchaser Consideration as specified in such holder’s form of election (subject to the aggregate number of shares of Surviving Corporation Common Stock and the aggregate amount of Purchaser Consideration received being identical to what such holder would have received pursuant to Section 1.7(a) above for the aggregate shares of Hughes Common Stock owned by such holder had such holder not made such election), in lieu of such shares being converted as provided in Section 1.7(a) above. Hughes and Purchaser in their sole discretion shall determine the form in which any such election by holders of Hughes Common Stock shall be made.”

               (b)  Section 1.8(d) of the Merger Agreement shall be amended by replacing the first sentence thereof in its entirety with the following:

“Hughes (prior to the Merger Effective Time) and the Surviving Corporation (after the Merger Effective Time) shall have the right to establish reasonable rules and procedures, not inconsistent with the terms of this Agreement, governing the submission and validity of Letters of Transmittal or any election form submitted by holders of Hughes Common Stock pursuant to Section 1.7(h) hereof, the issuance and delivery of certificates representing (or other evidence of ownership of) Surviving Corporation Common Stock and Purchaser Stock, the distribution of cash in the event that Purchaser elects pursuant to Section 1.7(a) hereof to have all or a portion of the Purchaser Consideration consist of cash and all other matters pertaining to the exchange of Certificates (collectively, the “Exchange Matters”).”

and adding the following at the end of such Section 1.8(d):

“For the avoidance of doubt, each holder of Hughes Common Stock may make the election described in Section 1.7(h) above regardless of whether or not the Purchaser elects pursuant to Section 1.7(a) hereof to have all or a portion of the Purchaser Consideration consist of cash.”

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ARTICLE II

MISCELLANEOUS

               Section 2.1 Counterparts. This Amendment may be executed in counterparts, which together shall constitute one and the same Amendment. The parties may execute more than one copy of this Amendment, each of which shall constitute an original.

               Section 2.2 Governing Law. This Amendment shall be governed and construed in accordance with the laws of the State of Delaware (without regard to principles of conflicts of laws).

               Section 2.3 Definitions; Ratification; References. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement. Except as expressly amended hereby, the provisions of the Merger Agreement are and shall remain unmodified and in full force and effect. Each future reference to “hereof”, “herein”, “hereunder”, “hereby” and “this Agreement” shall refer to the Merger Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Merger Agreement, as amended hereby, shall in all instances remain as April 9, 2003, and references to “the date hereof” and “the date of the Agreement” shall continue to refer to April 9, 2003.

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               IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first written above.

HUGHES ELECTRONICS CORPORATION

By:	/s/ Larry D. Hunter Name: Larry D. Hunter Title: Senior Vice President

THE NEWS CORPORATION LIMITED

By:	/s/ Arthur M. Siskind Name: Arthur M. Siskind Title: Director

GMH MERGER SUB, INC.

By:	/s/ Arthur M. Siskind Name: Arthur M. Siskind Title: Senior Executive Vice President

EXHIBIT B

Pursuant to Section 1.7(h), each holder of Hughes Common Stock may elect one of the following methodologies to identify specific shares of Hughes Common Stock owned by such holder as of immediately prior to the Merger Effective Time to be converted into the right to receive Purchaser Consideration by virtue of the Merger:

(1)  the stockholder’s shares of Hughes Common Stock that were issued in the Split-Off in respect of the most recently acquired shares of GM Class H Common Stock will be the first shares converted into the right to receive Purchaser Consideration;

(2)  the stockholder’s shares of Hughes Common Stock that were issued in the Split-Off in respect of the longest held shares of GM Class H Common Stock will be the first shares converted into the right to receive Purchaser Consideration; or

(3)  the stockholder’s shares of Hughes Common Stock that were issued in the Split-Off in respect of the most recently acquired shares of GM Class H Common Stock that have been held by the stockholder for at least 366 days immediately prior to the Merger Effective Time will be the first shares converted into the right to receive Purchaser Consideration, in each case, with the remainder of each holder’s shares of Hughes Common Stock to be converted into Surviving Corporation Common Stock such that the aggregate number of shares of Surviving Corporation Common Stock and the aggregate amount of Purchaser Consideration received are identical to what such holder would have received pursuant to Section 1.7(a) of the Merger Agreement for the aggregate shares of Hughes Common Stock owned by such holder had such holder not made such election.